SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

IronNet, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

46323Q105

(CUSIP Number)

December 31, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46323Q105	13G	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS 3i, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0% (1)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1) This constitutes an exit filing for the reporting person.

CUSIP No. 46323Q105	13G	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS Tumim Stone Capital LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 297,001
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 297,001
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 297,001
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 1% (1)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1) This constitutes an exit filing for the reporting person. Based on 121,506,784 shares of common stock, par value $0.0001 per share, of the issuer (the “Common Stock”), as disclosed in the issuer’s Amendment No. 1 to Annual Report on Form 10-K for the fiscal year ended January 31, 2023, filed with the U.S. Securities and Exchange Commission on January 31, 2024 (the “Form 10-K”).

CUSIP No. 46323Q105	13G	Page 4 of 10 Pages

1.	NAMES OF REPORTING PERSONS 3i Management LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 297,001
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 297,001
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 297,001
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 1% (1)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1) This constitutes an exit filing for the reporting person. Based on 121,506,784 shares of Common Stock, as disclosed in the Form 10-K.

CUSIP No. 46323Q105	13G	Page 5 of 10 Pages

1.	NAMES OF REPORTING PERSONS Maier Joshua Tarlow
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 297,001
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 297,001
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 297,001
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 1% (1)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1) This constitutes an exit filing for the reporting person. Based on 121,506,784 shares of Common Stock, as disclosed in the Form 10-K.

CUSIP No. 46323Q105	13G	Page 6 of 10 Pages

This Amendment No. 1 to Statement on Schedule 13G (this “Amendment”) amends and supplements the Statement on Schedule 13G filed by the reporting persons with the U.S. Securities and Exchange Commission (“SEC”) on May 26, 2023 (the “Statement”). The purpose of this Amendment is to (i) update the beneficial ownership information on the cover pages and in Item 4 in the Statement, including to indicate that each of the reporting persons have ceased to be the beneficial owner of more than five percent of the outstanding shares of the outstanding common stock of the issuer and to amend Item 5 of the Statement accordingly, (ii) amend the Statement to add an additional reporting person to the Statement and amend Items 2(a) and 4 accordingly, and (iii) amend Items 1(b) and 2(b) of the Statement. This Amendment constitutes an exit filing for each of the reporting persons.

Item 1(a). Name of Issuer:

IronNet, Inc. (the “Issuer”).

Item 1(b). Address of Issuer’s Principal Executive Offices:

The Issuer’s principal executive offices are located at 6 Waelchli Ave, #7395, Halethorpe, MD 21227-9998.

Item 2(a). Names of Persons Filing:

This statement is filed by:

(i)	3i, LP, a Delaware limited partnership (“3i”);

(ii)	Tumim Stone Capital LLC, a Delaware limited liability company (“Tumim”);

(iii)	3i Management LLC, a Delaware limited liability company (“3i Management”); and

(iv)	Maier Joshua Tarlow (“Mr. Tarlow”).

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons”. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Amendment as Exhibit 1, pursuant to which they have agreed to file this Amendment and all subsequent amendments jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

The filing of this Amendment should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the securities reported herein.

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is 2 Wooster Street, 2nd Floor, New York, NY 10013.

Item 2(c). Citizenship:

Tumim is a Delaware limited liability company. 3i is a Delaware limited partnership. 3i Management is a Delaware limited liability company. Mr. Tarlow is a citizen of the United States.

Item 2(d). Title of Class of Securities:

The title of the class of securities to which the Statement and this Amendment relates is the Issuer’s common stock, par value $0.0001 per share.

Item 2(e). CUSIP Number: 46323Q105

CUSIP No. 46323Q105	13G	Page 7 of 10 Pages

Item 3. If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4. Ownership.

(a) Amount beneficially owned:

●	3i – 0

●	Tumim – 297,001

●	3i Management – 297,001

●	Mr. Tarlow – 297,001

(b) Percent of class:

●	3i – 0%

●	Tumim – Less than 1%

●	3i Management – Less than 1%

●	Mr. Tarlow – Less than 1%

 (c) Number of shares as to which the Reporting Person has:

●	3i

(i)	Sole power to vote or direct the vote - 0

(ii)	Shared power to vote or direct the vote - 0

(iii)	Sole power to dispose or to direct the disposition of - 0

(iv)	Shared power to dispose or to direct the disposition of - 0

●	Tumim

(i)	Sole power to vote or direct the vote - 0

(ii)	Shared power to vote or direct the vote - 297,001

(iii)	Sole power to dispose or to direct the disposition of - 0

(iv)	Shared power to dispose or to direct the disposition of - 297,001

●	3i Management

(i)	Sole power to vote or direct the vote - 0

(ii)	Shared power to vote or direct the vote - 297,001

(iii)	Sole power to dispose or to direct the disposition of - 0

(iv)	Shared power to dispose or to direct the disposition of - 297,001

●	Mr. Tarlow

(i)	Sole power to vote or direct the vote - 0

(ii)	Shared power to vote or direct the vote - 297,001

(iii)	Sole power to dispose or to direct the disposition of - 0

(iv)	Shared power to dispose or to direct the disposition of - 297,001

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP No. 46323Q105	13G	Page 8 of 10 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below each of the Reporting Persons certify that, to the best of each of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 46323Q105	13G	Page 9 of 10 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2024	Tumim Stone Capital LLC

	By:	3i Management LLC,
its Manager

	By:	/s/ Maier J. Tarlow
Name: Maier J. Tarlow
Title: Manager

3i, LP

	By:	3i Management LLC,
its General Partner

	By:	/s/ Maier J. Tarlow
Name: Maier J. Tarlow
Title: Manager

3i Management LLC

	By:	/s/ Maier J. Tarlow
Name: Maier J. Tarlow
Title: Manager

/s/ Maier J. Tarlow
Maier J. Tarlow

CUSIP No. 46323Q105	13G	Page 10 of 10 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing Amendment No. 1 to Statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to such Statement on Schedule 13G, as amended, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate. The undersigned hereby further agree that this Joint Filing Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, but all of which counterparts shall together constitute one and the same instrument.

Date: February 12, 2024	Tumim Stone Capital LLC

	By:	3i Management LLC,
its Manager

	By:	/s/ Maier J. Tarlow
Name: Maier J. Tarlow
Title: Manager

3i, LP

	By:	3i Management LLC,
its General Partner

	By:	/s/ Maier J. Tarlow
Name: Maier J. Tarlow
Title: Manager

3i Management LLC

	By:	/s/ Maier J. Tarlow
Name: Maier J. Tarlow
Title: Manager

/s/ Maier J. Tarlow
Maier J. Tarlow